UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three months ended March 31, 2023, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On June 1, 2023, the Company issued a press release announcing the filing of its financial results for the three months ended March 31, 2023 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on May 30, 2023, the Nasdaq Listing Qualifications Staff notified the Company that it had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company is now in compliance with all applicable listing standards and its ordinary shares will continue to be listed and traded on the Nasdaq Stock Market. The Company was previously notified by Nasdaq on June 15, 2022, that its ordinary shares had failed to maintain a minimum bid price of $1.00 for 30 consecutive business days. To regain compliance with the minimum bid price requirement, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. From May 15, 2023 through May 26, 2023, a period of 10 consecutive trading days, the closing bid price of the Company’s ordinary shares was greater than $1.00 per share.

This Form 6-K and the text under the heading “Financial Summary - First Quarter 2023 vs. First Quarter 2022” in Exhibit 99.1 is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	March 31,	December 31,
	2023	2022
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$1,672	$2,016
Short term deposit	754	-
Restricted Cash	114	114
Marketable debt securities	9,726	11,769
Other receivables	568	825
Total current assets	12,834	14,724

Right of use assets	176	223
Property and equipment, net	105	114
Investment in convertible loan	1,676	1,500
Total non-current assets	1,957	1,837

Total assets	$14,791	$16,561

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$2,266	$2,560
Other payables	535	534
Total current liabilities	2,801	3,094

Non-current liabilities
Lease obligation	$-	$44
Total non-current liabilities	-	44

Ordinary shares par value NIS 0.01 per share; Authorized 20,000,000; Issued and outstanding: 1,680,232 shares as of March 31, 2023 and December 31, 2022*)	70	70
Additional paid-in capital	200,435	200,138
Accumulated other comprehensive loss	(645)	(745)
Accumulated deficit	(187,870)	(186,040)
Total stockholders’ equity	11,990	13,423

Total liabilities and stockholders’ equity	$14,791	$16,561

*) Retroactively adjusted (See Note 4.2)

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended
	March 31,
	2023	2022
Research and development expenses	$1,083	$4,796

General and administrative expenses	919	1,296

Total operating expenses	2,002	6,092

Financial (income) expense, net	(172)	51

Net loss	$1,830	$6,143

Basic and diluted net loss per share*)	$1.09	$3.67

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share*)	1,680,232	1,672,566

*) Retroactively adjusted (See Note 4.2)

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2023	2022
Net loss	$1,830	$6,143
Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	(100)	445
Comprehensive loss	$1,730	$6,588

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares*)	Amount	capital	loss	Deficit	Total
Balance - December 31, 2022	1,680,232	$70	$200,138	$(745)	$(186,040)	$13,423
Stock-based compensation	-	-	297	-	-	297
Unrealized profit from marketable debt securities	-	-	-	100	-	100
Net loss	-	-	-	-	(1,830)	(1,830)
Balance - March 31, 2023	1,680,232	$70	$200,435	$(645)	$(187,870)	$11,990

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares*)	Amount	capital	loss	Deficit	Total
Balance - December 31, 2021	1,672,566	$70	$198,772	$(171)	$(168,174)	$30,497
Stock-based compensation	-	-	457	-	-	457
Unrealized loss from marketable debt securities	-	-	-	(445)	-	(445)
Net loss	-	-	-	-	(6,143)	(6,143)
Balance - March 31, 2022	1,672,566	$70	$199,229	$(616)	$(174,317)	$24,366

*) Retroactively adjusted (See Note 4.2)

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2023	2022
Cash flow from operating activities

Net loss	$(1,830)	$(6,143)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	8	9
Stock-based compensation expense	297	457
Amortization of premium on marketable debt securities	10	31
Amortization of discount on long term assets	(176)	-
Interest income from short-term deposits	(4)	-
Loss from realization of marketable debt securities	32	145
Finance expenses	4	(10)
Changes in operating assets and liabilities:
Decrease in other accounts receivable	257	282
Decrease in trade payables	(294)	(36)
Increase (decrease) in other accounts payable	1	(187)
Net cash used in operating activities	(1,695)	(5,452)

Cash flow from investing activities
Purchase of available for sale securities	2,494	-
Investment in short term deposits	(750)	-
Consideration from sale of available for sale securities	(393)	6,309
Net cash provided by investing activities	1,351	6,309

Increase (decrease) in cash and cash equivalents and restricted cash	(344)	857
Cash and cash equivalents and restricted cash at the beginning of the period	2,130	2,998
Cash and cash equivalents and restricted cash at the end of the period	$1,786	$3,855

Supplemental disclosure of cash flow information:
Cash received from interest	$64	$77

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel, and had been an inactive company since 2015 and was liquidated in February 2019.

The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both of which are incorporated in Israel.

The Company is a clinical stage biopharmaceutical company primarily focused on the development of its product candidate Aramchol for liver and fibro-inflammatory diseases. The Company has focused almost exclusively on developing Aramchol for the treatment of NASH and is currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. The Company is also collaborating with the Hebrew University in the development of Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development.

In May 2023, the Company announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of Primary Sclerosing Cholangitis (PSC).

In addition, in May 2023, the Company entered into a definitive agreement with OnKai, Inc. (“Onkai”) for an equity investment in Onkai. See note 4.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of March 31, 2023, the Company had cash and cash equivalents of $1.7 million, short term deposit of $0.8 million, restricted cash of $0.1 million, and marketable debt securities of $9.7 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the three months period ended March 31, 2023 was approximately $1.8 million. As of March 31, 2023, the Company had an accumulated deficit of $187.9 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim consolidated financial statements have been prepared as of March 31, 2023 and for the three months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2022 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 29, 2023 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

Note 3 - Stockholders’ Equity

1.	In February 2022, the Company granted options to purchase 24 ordinary shares of the Company to one of its officers. The options are exercisable at $1.61 per share, have a 10-year term and vest over a period of four years.

2.	In November 2022, the Company’s board of directors approved the repricing of outstanding options to purchase an aggregate of 64,559 ordinary shares held by the Company’s employees and directors to $5.70 per share and extended their terms for one year following the date of termination of an optionee’s employment or service with the Company or affiliate.

On March 23, 2023, the Company received a ruling from the Israel Tax Authority (“ITA”) confirming the repricing. This repricing was accounted for as a modification of a share-based payment award and increased the. The incremental compensation expense recognized as a result of the modification during the period ended December 31, 2023 was approximately $0.1 million.

Note 4 – Subsequent events

1.	On May 4, 2023, the Company entered into a definitive agreement (the “Agreement”) for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders.

The Agreement provides that the Company will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by the Company in OnKai through a Simple Agreement for future equity and which will convert at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Following the Investment Round, the Company will hold approximately 18% of the outstanding share capital of OnKai on an as-converted and fully diluted basis.

2.	On May 15, 2023 the Company effected a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, shall be consolidated into one (1) ordinary share, par value NIS 0.15. As a result, all share and per share amounts were adjusted retroactively for all periods presented in these financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our planned PSC clinical trial and our pivotal Phase 3 ARMOR trial, or the ARMOR Study, if re-initiated, for our product candidates, Aramchol and Amilo-5MER, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of our planned PSC clinical trial and the ARMOR Study (if re-initiated) for Aramchol or any other pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, Amilo-5MER or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, Amilo-5MER or any other product candidate;

●	our expectations regarding the commercial market for PSC, non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol, Amilo-5MER or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and

●	our ability to maintain the listing of our ordinary share on The Nasdaq Capital Market;

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023, in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology-based registrational part and a clinically based part where subjects will continue with the same treatment for approximately five years. In December 2020, we announced the addition of a 150-patient open label part to the ARMOR Study and suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational part of ARMOR as all enrolled patients were transitioned to the open label part.

In May 2022, we announced our plan to expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of its ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and initiated a process to evaluate our strategic alternatives. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study in the near term.

In May, 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of Primary Sclerosing Cholangitis (PSC), a rare disease for which there is no approved treatment. We plan to initiate a Phase 2 study in the last quarter of 2023. The single-arm, open label, proof-of-concept clinical trial will evaluate the effects of 24 weeks of treatment with Aramchol meglumine in approximately 15 patients with PSC. The study’s endpoints will include the conventional relevant laboratory parameters (alkaline phosphatase and bilirubin), sophisticated imaging including liver stiffness using MR Elastography (MRE), imaging of the biliary tract using MR cholangiopancreatography (MRCP) and hepatocyte-specific contrast agents, histological fibrosis and molecular assessment as well as a range of biomarkers of disease activity and fibrosis. These endpoints are expected to provide a robust assessment of the underlying disease and the effects of Aramchol.

In addition, in May 2023, we entered into a definitive agreement (the “Agreement”) for a $1.5 million equity investment in OnKai Inc. (“OnKai”), a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement follows an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The Agreement provides that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by the Company in OnKai through a Simple Agreement for Future Equity and which will convert at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Following the Investment Round, we will hold approximately 18% of the outstanding share capital of OnKai on an as-converted and fully diluted basis. In connection with the Agreement, the our wholly-owned subsidiary, Galmed Research and Development Ltd. (“GRD”), entered into a services agreement (the “Services Agreement”) with OnKai. The Services Agreement provides that GRD shall on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GDR’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial.

In view of our initiation of our PSC clinical program and our investment and collaboration with Onkai, we are no longer evaluating our strategic alternatives.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At March 31, 2023, we had current assets of $12.8 million, which includes cash and cash equivalents of $1.7 million, short term deposit of $0.8 million, marketable debt securities of $9.7 million, other receivables of $0.6 million and restricted cash of $0.1 million. This compares with current assets of $14.7 million at December 31, 2022, which includes cash and cash equivalents of $2.0 million, marketable debt securities of $11.7 million, other receivables if $0.8 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent and regulatory related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol and Amilo-5MER. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol, Amilo-5MER and any other potential product candidate. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol and Amilo-5MER in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol and to initiate a first-in-human clinical study for Amilo-5MER.

While we are currently focused on advancing Aramchol’s and Amilo-5MER’s development, our future research and development expenses will depend largely on the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue to advance our clinical product development into a pivotal stage trial and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance, /accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

Financial expenses (income), Net

Our financial income, net consists mainly of interest income from marketable debt securities, amortization of discount on safe notes and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

	Three months ended March 31,
	2023	2022
	(unaudited)
	(In thousands, except per share data)
Research and development expenses	1,083	4,796
General and administrative expenses	919	1,296
Total operating expenses	2,002	6,092
Financial expense (income), net	(172)	51
Net loss	1,830	6,143
Other comprehensive loss:	(100)	445
Comprehensive loss	1,730	6,588
Basic and diluted net loss per share*)	$1.09	$3.67

*) Retroactively adjusted to reflect the reverse split.

Research and Development Expenses

Our research and development expenses amounted to approximately $1.1 million during the three months ended March 31, 2023, representing a decrease of approximately $3.7 million, or 77%, compared to approximately $4.8 million for the comparable period in 2022.The decrease during the three months ended March 31, 2023 primarily resulted from a decrease in clinical trial expenses of approximately $2.2 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $0.9 million during the three months ended March 31, 2023, representing a decrease of approximately $0.4 million, or 31%, compared to approximately $1.3 million for the comparable period in 2022. The decrease in general and administrative expenses for the three months ended March 31, 2023 resulted primarily from a decrease in share based compensation and professional services expenses.

Operating Loss

As a result of the foregoing, for the three months ended March 31, 2023, our operating loss was approximately $2.0 million, representing a decrease of $4.1 million, or 67%, as compared to approximately $6.1 million for the comparable period in 2022.

Financial expenses (income), Net

Our financial income, net amounted to approximately $0.2 million during the three months ended March 31, 2023, compared to financial expenses of $0.05 million for the comparable period in 2022.

The financial income, net for the three months ended March 31, 2023 primarily relates to gain from amortization of discount on Safe notes.

Net Loss

As a result of the foregoing, for the three months ended March 31, 2023, our net loss was approximately $1.8 million, representing a decrease of $4.3 million, or 70%, as compared to approximately $6.1 million for the comparable period in 2022.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of March 31, 2023, we had an accumulated deficit of approximately $187.9 million and positive working capital (current assets less current liabilities) of approximately $10.0 million. We expect that operating losses will continue for the foreseeable future.

As of March 31, 2023, we had cash and cash equivalents of approximately $1.7 million, short term deposits of $0.8 million, restricted cash of approximately $0.1 million and marketable debt securities of approximately $9.7 million invested in accordance with our investment policy, totaling approximately $12.2 million, as compared to approximately $2.0 million, $0.1 million and $11.7 million as of December 31, 2022, respectively, totaling approximately $13.8 million. The decrease is mainly attributable to the $1.7 million negative cash flow from operating activities during the three months ended March 31, 2023.

We had negative cash flow from operating activities of approximately $1.7 million for the three months ended March 31, 2023, as compared to negative cash flow from operating activities of approximately $5.5 million for the three months ended March 31, 2022. The negative cash flow from operating activities for the three months ended March 31, 2023 is mainly attributable to our net loss of approximately $1.8 million.

We had positive cash flow from investing activities of approximately $1.3 million for the three months ended March 31, 2023, as compared to a approximately $6.3 million for the three months ended March 31, 2022. The positive cash flow from investing activities for the three months ended March 31, 2023 was primarily due to the net sale of available for sale securities, partially offset by investment in short-term deposits.

We had no cash flow from financing activities for the three months ended March 31, 2023 and March 31, 2022.

On March 26, 2021, we entered into a Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which we may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents subject to the limits of General Instruction I.B.5 to Form F-3, also known as the baby shelf rule. During July 2022, we sold 7,666 ordinary shares under our ATM program for total net proceeds of approximately $0.1 million.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, additional funding will be necessary to fund our PSC program, the ARMOR Study (if re-iniitated), our Amilo-5MER program and ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. Specifically, the COVID-19 pandemic and the invasion of Ukraine has significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidtate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our orindary share on The Nasdaq Capital Market; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated June 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 1, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer